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                                                                   Exhibit 99.39

CHRISTOPHER PAYNE RESIGNS FROM POINTS INTERNATIONAL'S BOARD OF DIRECTORS

TORONTO, Mar 1 /CNW/ -- Points International Ltd. (TSX: PTS; OTC: PTSEF), the owner and operator of Points.com, the world's leading reward program management portal, announced today that Christopher E.M. Payne has resigned from the Company's Board of Directors.

According to its rights under the Debenture, CIBC has the right to nominate a replacement Director.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Asia Miles(R), and Priority Club(R) Rewards.

THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Web site: http://www.points.com /

FOR FURTHER INFORMATION

Investor Relations, Steve Yuzpe, Chief Financial Officer, +1-416-596-6382, steve.yuzpe@points.com, or

Business Development Inquiries, Christopher Barnard, President, +1-416-596-6381, christopher.barnard@points.com, both of Points International Ltd.

or Ed Lewis of CEOcast, Inc., +1-212-732-4300, elewis@ceocast.com, for Points International